Exhibit 99.8

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

February 22, 2008

EnCana Corporation.

855 - 2 Street SW Suite 1800
Calgary, Alberta T2P2S5

Ladies and Gentlemen:

We hereby consent to the use of the name DeGolyer and MacNaughton and reference to our name and our “Appraisal Report as of December 31, 2007 on Certain Properties owned by EnCana Oil & Gas (USA) Inc. SEC Case” (our Report) evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2007, and the information contained in our Report, as described or incorporated by reference in: (i) EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2007; (ii) EnCana Corporation’s and EnCana Holdings Finance Corp.’s registration statement on Form F-9 (File Nos. 333-133648-01 and 333-133648); (iii) EnCana Corporation’s registration statement on Form F-9 (File No. 333-137182); and (iv) EnCana Corporation’s registration statements on Form S-8 (File Nos. 333-124218, 333-13956, 333-140856 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

Very truly yours,

/s/ De Golyer and MacNaughton
DeGOLYER and MacNAUGHTON